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                                                                 EXHIBIT 99.B(v)

                                 THE BRAZIL FUND, INC.


     On May 21, 1992, the Board of Directors of The Brazil Fund, Inc. (the "Fund") amended the By-Laws of the Fund as follows:

     RESOLVED, that pursuant to the provision of Section 11.1 of the Fund's By-Laws, the first sentence of Section 2.1 of the Fund's By-Laws is hereby amended to read as follows:

     Section 2.1 - Annual Meetings.  An annual meeting of the stockholders for
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     the election of Directors and the transaction of such other business as may properly come before the meeting shall be held on the first Tuesday in July, if not a legal holiday, or if a legal holiday, then the next succeeding day not a legal holiday; provided that the Board of Directors may select another date in the month of July for holding said annual stockholders' meeting.